

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

Guohui Kang
Chief Executive Officer
MicroCloud Hologram Inc.
Room 302, Building A, Zhong Ke Na Neng Building
Yue Xing Sixth Road, Nanshan District, Shenzhen
People's Republic of China 518000

      Re: MicroCloud Hologram Inc.
          Registration Statement on Form F-3
          Filed May 28, 2024
          File No. 333-279753

Dear Guohui Kang:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino at 202-551-3456 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Technology